Page 1 of 12
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1994

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Zep Manufacturing Company Profit Sharing/401(k)
        Retirement Plan for Contract Employees

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and December 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1994 and the Four-Month Period Ended December 31, 1993.

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen, LLP                       12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Zep Manufacturing Company Profit Sharing/
                              401(k) Retirement Plan for Contract Employees

Date: July 13, 1995           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of
ZEP Manufacturing Company
Profit-Sharing 401(k) Retirement Plan
for Contract Employees:


We have audited the accompanying statements of net assets available for benefits of ZEP MANUFACTURING COMPANY PROFIT SHARING 401(k) RETIREMENT PLAN FOR CONTRACT EMPLOYEES as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ZEP Manufacturing Company Profit Sharing 401(k) Retirement Plan for Contract Employees as of December 31, 1994 and 1993 and the changes in net assets available for benefits for the year ended December 31, 1994 and the four-month period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund information in the statement of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The Fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen LLP
    Arthur Andersen LLP


Atlanta, Georgia
July 5, 1995

Page 4
                           ZEP MANUFACTURING COMPANY

          PROFIT SHARING 401(k) RETIREMENT PLAN FOR CONTRACT EMPLOYEES


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1994 AND 1993








                                           1994             1993

RECEIVABLES
   Employer ..........................   $        0   $        0
   Employee ..........................       19,292            0
       Total receivables .............       19,292            0
INVESTMENTS, at market value (Note 1):
   Stable value fund .................    2,148,940            0
   Balanced fund .....................      875,857            0
   Loans to participants .............      868,190            0
   Diversified equity fund ...........      561,479            0
   NSI stock fund ....................      348,645      431,064
   NSI DC Fixed Income Fund ..........            0    2,928,166
   NSI DC ZEP equity fund ............            0    1,420,144
             Total investments .......    4,803,111    4,779,374
NET ASSETS AVAILABLE FOR BENEFITS ....   $4,822,403   $4,779,374








The accompanying notes are an integral part of these statements.

                           ZEP MANUFACTURING COMPANY

          PROFIT-SHARING 401(k) RETIREMENT PLAN FOR CONTRACT EMPLOYEES


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER31, 1994

             AND FOR THE FOUR-MONTH PERIOD ENDED DECEMBER 31, 1993





                                                Diversified  Stable       NSI
                                   Balanced     Equity       Value        Stock        Loan
                                   Fund         Fund         Fund         Fund         Fund

NET ASSETS AVAILABLE FOR
BENEFITS, August 31, 1993 ........ $         0  $         0  $         0  $   428,961  $       0

CONTRIBUTIONS ....................           0            0            0            0          0

NET GAIN FROM INVESTMENTS ........           0            0            0        2,103          0

BENEFIT PAYMENTS .................           0            0            0            0          0

OTHER
                                             0            0            0            0          0

NET ASETS AVAILABLE FOR BENEFITS,
December 31, 1993 ................           0            0            0      431,064          0

CONTRIBUTIONS ....................      97,188       97,040      141,558       60,646          0

NET GAIN FROM INVESTMENTS ........       4,282      (37,955)     124,885       50,395     39,617

BENEFIT PAYMENTS .................      (7,996)      (3,688)    (603,430)      (3,199)    (6,228)

ADMINISTRATIVE EXPENSES (2,493) ..           0       (3,457)           0            0

INTRAPLAN TRANSFERS/TRANSFERS
FROM ZEP EMPLOYEE PLAN ...........     789,889      511,512    2,496,226     (188,254)   834,801

OTHER ............................           0            0            0            0          0

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1994 ................ $   880,870  $   566,909  $ 2,155,782  $   350,652  $ 868,190



                                                NSI DC
                                   ZEP          Fixed           DC
                                   Equity       Income        Master
                                   Fund         Fund          Trust       Total


NET ASSETS AVAILABLE FOR BENEFITS,
August 31, 1993 .................. $ 1,448,481  $ 2,848,109   $        0  $ 4,725,551

CONTRIBUTIONS ....................      85,629            0            0       85,629

NET GAIN FROM INVESTMENTS ........      22,006       80,057            0      104,166

BENEFIT PAYMENTS .................    (135,835)           0            0     (135,835)

OTHER ............................        (137)           0            0         (137)

NET ASETS AVAILABLE FOR BENEFITS,
December 31, 1993 ................   1,420,144    2,928,166            0    4,779,374

CONTRIBUTIONS ....................           0            0            0      396,432

NET GAIN FROM INVESTMENTS ........      (1,162)         167            0      180,229

BENEFIT PAYMENTS .................           0            0            0     (624,541)

ADMINISTRATIVE EXPENSES ..........           0            0            0       (5,950)

INTRAPLAN TRANSFERS/TRANSFERS
FROM ZEP EMPLOYEE PLAN ...........  (1,418,982)  (2,928,333)           0       96,859

OTHER ............................           0            0            0            0

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1994 ................ $         0  $         0    $       0  $ 4,822,403



The accompanying notes are an integral part of these statements.

ZEP  MANUFACTURING  COMPANY  PROFIT  SHARING 401(K)
RETIREMENT  PLAN  FOR CONTRACT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 1994 AND 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Zep Manufacturing Company Profit Sharing 401(k) Retirement Plan for Contract Employees (the Plan) of Zep Manufacturing Company (the Company), a division of National Service Industries, Inc. ("NSI"), are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investment in NSI Defined Contribution Master Trust Fund

Beginning September 1, 1993, a portion of the Plan's assets were invested in a Defined Contribution Master Trust Fund (DC Master Trust). Investments of the DC Master Trust are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Master Trust guidelines.

Summarized financial information of the DC Master Trust for 1994 is presented as follows:

Interest and dividend income .........................   $   6,119,451
Net appreciation (depreciation) in market value ......        (387,149)
Investment management fees ...........................        (221,747)
Net gain from investments in the NSIDC Master Trust ..   $   5,510,555

Allocation to NSI plans:

ZEP Manufacturing Retirement Plan for
Contract Employees ...................................   $     180,229
All other NSI plans ..................................       5,330,326
  Total ..............................................   $   5,510,555

NSI DC Master Trust investments:

Equity investment funds ..............................      66,145,415
Guaranteed investment contracts ......................      52,672,980
Loans receivable .....................................       5,145,365
NSI common stock .....................................       4,925,868
Master notes .........................................       3,343,227
Cash .................................................               0
                                                           132,232,855

Accrued interest income ..............................          74,167
Due to broker ........................................        (149,089)
Receivables ..........................................           7,738
  Total investments ..................................   $ 132,165,671

Allocation to NSI plans based on participant balances:

ZEP Manufacturing Retirement Plan for
Contract Employees ...................................   $   4,803,111
All other NSI plans ..................................     127,362,560
  Total investments ..................................   $ 132,165,671


Investment in NSI Defined Contribution Fixed Income Fund

As of January 1, 1993, a portion of the Plan's assets were commingled in a Defined Contribution Fixed Income Fund (DC Fixed Income Fund) together with the assets of certain profit sharing plans of other NSI divisions. Investments of the DC Fixed Income Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Fixed Income Fund guidelines.

Summarized financial information of the DC Fixed Income Fund for the four-month period ended December 31, 1993 is presented as follows:

Interest and dividend income .........................   $  1,464,731
Investment management fees ...........................         (6,775)
  Net gain from investments in the NSI DC fixed
  income fund ........................................   $  1,457,956

Allocation to NSI plans:

ZEP Manufacturing Company profit sharing 401(k)
Retirement Plan for contract employees ...............   $     80,057
All other NSI plans ..................................      1,377,899
  Total ..............................................   $  1,457,956

DC fixed income fund investments at December 31, 1993:

Guaranteed investment contracts ......................   $ 36,541,338
Master notes .........................................     16,618,541
Cash .................................................         22,953
Accrued investment income ............................          9,817
  Total investments ..................................   $ 53,192,649

Allocation to NSI Plans, based on participant balances, at December 31, 1993:

ZEP Manufacturing Company
Profit-Sharing 401(k) Retirement Plan
for contract employees ...................   $ 2,928,166        5.50%
All other NSI plans ......................    50,264,483       94.50
                                             $53,192,649      100.00%

Investment in NSI Defined Contribution Zep Equity Fund

As of January 1, 1993, a portion of the Plan's assets were placed in the Defined Contribution Zep Equity Fund (DC Zep Equity Fund) together with the assets of Zep Manufacturing Company Profit Sharing 401(k) Retirement Plan. Investments of the DC Zep Equity Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Zep Equity Fund guidelines.

Summarized financial information of the DC Zep Equity Fund for the four-month period ended December 31, 1993 is presented as follows:

Interest and dividend income ........................     $ 405,744
Net realized and unrealized (depreciation)
appreciation in market value of investments..........       (90,708)
Investment management fees ..........................        (2,412)
   Net gain from investments in the DC ZEP
   equity fund during the period ....................     $ 312,623

Allocation to NSI plans:

ZEP Manufacturing Company Profit Sharing 401(k)
Retirement Plan for Contract Employees .............   $    22,006
ZEP Manufacturing Company Profit Sharing 401(k)
Retirement Plan ....................................       290,617
  Total ............................................   $   312,623

DC ZEP Equity Fund Investments at December 31, 1993:

Common stock .......................................   $         0
Master note ........................................       199,058
Receivable from pending sales ......................    21,474,407
  Total investments ................................   $21,673,465

Allocation to NSI Plans, based on participant balances, at December 31, 1993:

ZEP Manufacturing Company Profit
Sharing 401(k) Retirement Plan for
contract employees.....................    $ 1,420,144       6.55
ZEP Manufacturing Company Profit
Sharing 401(k) Retirement Plan.........     20,253,321      93.45%
                                           $21,673,465     100.00%

Investment in NSI Common Stock

As of December 1, 1994, approximately 7% of the Plan's net assets were invested in common stock of NSI, a party-in-interest. The Plan's investment in NSI common stock was reflected at market value in the accompanying financial statements.

Tax Status

The Plan has not received a favorable determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was tax-exempt as of December 31, 1994.


2. TRUST AGREEMENT

Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Fixed Income Fund, DC Zep Equity Fund and Common Stock discussed in Note 1). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

Prior to September 1, 1993, the assets of the Plan were included in the NSI General Retirement Trust (GRT). Under a trust agreement dated March 1, 1978, certain officers of NSI were appointed trustee of the GRT and were administrators of the Plan's assets and Wachovia Bank of Georgia was the custodian.


3. PLAN DESCRIPTION

The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan was established as a spin-off from the Zep Manufacturing Company Profit Sharing Retirement Plan (the Prior Plan) to cover all eligible hourly paid employees represented by a collective bargaining unit. The Plan is a voluntary, defined contribution plan covering all union employees of the Company, who have attained the age of 21, with at least six months of service, as defined. Participants may contribute between 1% and 10% of before-tax compensation but not to exceed $8,994 (or such larger amount as may be determined by the Secretary of Treasury) for any participant in any calendar year. Contributions are made by the Company in an amount equal to the same percentage of compensation of participants under this Plan as employer contributions to the Prior Plan bears to the total compensation of the eligible employees who are participants under the Prior Plan. The Company contributes 5% of net profits, as defined. The total of these amounts can be increased for any additional discretionary amount determined by the Board of Directors of NSI. The maximum compensation with respect to any participant for purposes of employer contributions to the Plan is $40,000.

During December 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. Thus, the accompanying financial statements are for the year ended December 31, 1994 and the four month period in the short plan year ended December 31, 1993. The Plan, as amended and restated, does not permit employer contributions during the short plan year.

Nonvested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are allocated to remaining participants. Vesting of employer contributions occurs on an increasing scale ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. Participants are always fully vested in their individual contributions.

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, each participant shall be vested with the balance of his account and his proportionate share of any future adjustments or forfeitures.

4.  PLAN INVESTMENT OPTIONS

The separate investment funds made available under the Plan may be changed, eliminated, or modified from time to time by the Investment Committee. The separate investment funds offered by the Plan are as follows:

* Diversified Equity Fund-This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

* Stable Value Fund-This is a fixed income fund which is designed to provide a steady level of current income while focusing on preservation of capital.

* Balanced Fund-This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

* NSI Stock Fund-This fund is invested in NSI common stock, although it may hold other short-term investments from time to time.


5. PLAN MERGER

Effective January 1, 1995, the Plan was merged into the Zep Manufacturing Company Profit Sharing 401(k) Retirement Plan (the Plan). In connection with such merger, all of the assets and liabilities of the Plan were transferred to the Zep Plan. All participants of the Plan shall be eligible to participate in the Zep Plan.